FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	0001017447
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, January 26, 2003, Series 2004-1	333-109503

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMH ASSETS CORP.

By: ______________________
Name: Richard Johnson
Title: Chief Financial Officer

Dated: January 26, , 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2004-1

COLLATERALIZED ASSET-BACKED BONDS, SERIES 2004-1

$1,000,000,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Structural Term Sheet — *Date Prepared: January 13, 2004*

$1,000,000,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2004-1

Class [1]	Approximate Bond Balance [2]	Tranche Type	WAL (Yrs.) Call/Mat [3][4]	Modified Duration (Yrs.) Call/Mat [3][4]	Payment Window (Mos.) Call/Mat [3][4]	Expected Rating (Moody's / S&P) [5]	Last Scheduled Payment Date
A-1	869,000,000	Floating Rate Senior	2.13 / 2.73	2.10 / 2.65	1 – 47 / 1 - 169	Aaa/AAA	December 2033
A-2	21,000,000	Floating Rate Senior	2.13 / 2.73	2.10 / 2.65	1 – 47 / 1 - 169	Aa1/AAA	December 2033
M-1	48,500,000	Floating Rate Mezzanine	2.13 / 2.73	2.09 / 2.63	1 – 47 / 1 - 169	Aa2/AA+	December 2033
M-2	23,500,000	Floating Rate Mezzanine	2.13 / 2.73	2.08 / 2.61	1 – 47 / 1 - 169	Aa3/AA	December 2033
M-3	21,500,000	Floating Rate Mezzanine	2.13 / 2.73	2.07 / 2.60	1 – 47 / 1 - 169	A1/AA	December 2033
M-4	16,500,000	Floating Rate Mezzanine	2.13 / 2.73	2.07 / 2.59	1 – 47 / 1 - 169	A2/AA-	December 2033
Total:	**$1,000,000,000**						

(1) The Bond Interest Rates will be subject to a cap equal to the lesser of (i) 11.50% per annum and (ii) the Available Funds Rate (as described below).
(2) The bond balances are subject to a +/-5% variance.
(3) The Bonds are priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the respective margins for the Class A-1 and Class A-2 Bonds will increase to 2.0 times the initial margin, and (ii) the respective margins for the Class M-1, Class M-2, Class M-3 and Class M-4 Bonds will increase to 1.5 times the initial margin.
(4) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.
(5) Rating agency contacts: Standard & Poor's, David Glehan, (212) 438-7324; Moody's, Pooja Bharwani, (212) 553-7135.

Trust: Impac CMB Trust Series 2004-1.

Seller: Impac Mortgage Holdings, Inc. or an affiliate thereof.

Depositor: IMH Assets Corp.

Master Servicer: Impac Funding Corporation.

Sub-Servicers:	Initially, with respect to substantially all of the Mortgage Loans, Wendover Funding, Inc. Commencing on or before April 1, 2004, Countrywide Home Loans Servicing LP (or an affiliate thereof) and Wells Fargo Home Mortgage will act as sub-servicer with respect to approximately 98.42% and 1.58%, respectively, of the Mortgage Loans deposited into the Trust on the Closing Date.
Underwriter:	Countrywide Securities Corporation (Lead Manager) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (Co-Manager).
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Bonds:	The "Bonds" will consist of (i) the Class A-1 and Class A-2 Bonds (together, the "Class A Bonds") and (ii) the Class M-1, Class M-2, Class M-3 and Class M-4 Bonds (together, the "Class M Bonds").
Certificates:	The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered hereby.
Registration:	The Bonds will be available in book-entry form through DTC.
ERISA Eligibility:	The Bonds are expected to be ERISA eligible, subject to certain conditions.
SMMEA Eligibility:	The Bonds will constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	January 1, 2004.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of January 1, 2004, or the origination date of such Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.
Expected Pricing Date:	January [15], 2004.
Expected Closing Date:	January [29], 2004.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in February 2004.
Accrued Interest:	The price to be paid by investors for the Bonds will not include accrued interest thru the Closing Date (i.e., settling flat).
Interest Accrual Period:	With respect to the Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).
Due Date:	The first day of each calendar month.

Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans is less than or equal to 25% of the Cut-off Date Balance, and (ii) the Payment Date occurring in February 2014.
Pricing Prepayment Speed:	The Mortgage Loans were priced based on an assumed collateral prepayment speed of 30% CPR.
Mortgage Loans:	The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $1,000,000,040, all of which are adjustable rate mortgage loans secured by first liens on the related mortgaged properties. The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials. The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.
Bond Interest Rate:	The Bond Interest Rate on each Class of Bonds for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the Available Funds Rate, and (c) a fixed cap of 11.50%.
Premium Rate:	Approximately 5.49% of the Mortgage Loans by Sample Pool Calculation Date Balance are covered by mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each insured Mortgage Loan for that period expressed as a weighted average rate for all Mortgage Loans. As of the Sample Pool Calculation Date, the weighted average Premium Rate of the Sample Pool is approximately 0.049%.
Net Mortgage Rate:	The "Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Mortgage Loans minus the sum of (a) a servicing fee rate of (i) 0.375% with respect to 98.42% of the Mortgage Loans, and (ii) 0.50% with respect to 1.58% of the Mortgage Loans, (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0043% (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Mortgage Loans (in the case of (a) and (d), weighted on the basis of the principal balances of the related Mortgage Loans as of the prior due period).
Available Funds Rate:	For any Payment Date, the "Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Net Mortgage Rate, multiplied by a fraction equal to (x) the aggregate principal balance of the Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Basis Risk Shortfall Carryforward:

Any shortfalls in interest payments on a Class of Bonds resulting from any excess of (a) interest accrued on the related Bonds at the lesser of (i) LIBOR plus the related margin and (ii) 11.50%, over (b) interest accrued on the Mortgage Loans at the Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), on each Payment Date, plus unpaid Basis Risk Shortfall Amounts from prior Payment Dates, to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with interest thereon at the Bond Interest Rate for such Payment Date, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts:

The Trust will include interest rate derivative contracts for the benefit of the Bonds (the "Derivative Contracts"). The Derivative Contracts will have an initial aggregate notional balance of $18,566,100 on April 25, 2004, will increase to $479,659,400 on May 25, 2004 and will decline thereafter. The increases in notional amounts on the Derivative Contracts will be as a result of some Derivative Contracts to be deposited into the trust on the Closing Date having later start dates than others. Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Bonds, first to the Class A-1 Bonds, then to the Class A-2 Bonds, then to the Class M-1 Bonds, then to the Class M-2 Bonds, then to the Class M-3 Bonds, then to the Class M-4 Bonds, any Basis Risk Amounts. None of the Derivative Contracts will have a remaining term in excess of 55 months.

In any given period, the aggregate notional balance of the Derivative Contracts will not exceed the aggregate balance of the Bonds.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Class	Moody's/S&P	Subordination (after required target is reached)
Class A-1	Aaa/AAA	13.60%
Class A-2	Aa1/AAA	11.50%
Class M-1	Aa2/AA+	6.65%
Class M-2	Aa3/AA	4.30%
Class M-3	A1/AA	2.15%
Class M-4	A2/AA-	0.50%

1. Overcollateralization. The required initial Overcollateralization will be zero and will remain at zero through the Payment Date occurring in July 2004, after which time the required target Overcollateralization will increase to 0.50% of the sum of the aggregate Cut-off Date Balance of the Mortgage Loans (such balance the "Cut-off Date Balance") (approximately $5,000,000). The required Overcollateralization amount does not stepdown.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1 and 2 under "Priority of Payments" below.

3. Subordination. The Class M Bonds and the Class A-2 Bonds will provide subordination to those Classes of Bonds having a higher priority to the extent described under *"Realized Losses"* below.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first, by Excess Cash Flow, and then by the reduction of overcollateralization.. Following the reduction of any overcollateralization to zero, all allocable Realized Losses will be applied to the Class M Bonds and the Class A-2 Bonds, beginning with the Class M-4 Bonds, then to the Class M-3 Bonds, then to the Class M-2 Bonds, then to the Class M-1 Bonds and, thereafter, to the Class A-2 Bonds. Any Realized Losses allocated to the Class A-2 Bonds and the Class M Bonds will not bear interest and will be reimbursed as provided below in *"Priority of Payments."*

Allocated Realized Loss Amount:

With respect to the Class A-2 Bonds and Class M Bonds and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Priority of Payments:

Available funds from the Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees and private mortgage insurance premium fees) will be distributed as follows:

1. Interest funds, sequentially, to the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3 and Class M-4 Bonds;
2. From available funds, on a *pro rata* basis, the Principal Distribution Amount to the Bonds;
3. Excess Cash Flow, following the distributions described in clause 2 above, as principal to the Bonds on a *pro rata* basis to build or restore Overcollateralization to the required Overcollateralization Target amount;
4. Any remaining Excess Cash Flow, following the distributions described in Clause 3 above, sequentially to the Class A-2, Class M-1, Class M-2, Class M-3 and Class M-4 Bonds, in respect of Allocated Realized Loss Amounts;
5. Any remaining Excess Cash Flow, following the distributions described in Clause 4 above, sequentially, to the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3 and Class M-4 Bonds, to cover any Unpaid Interest Shortfall Amounts;
6. Any remaining Excess Cash Flow, following the distributions described in clause 5 above, sequentially, to the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3 and Class M-4 Bonds, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts; and
7. Any remaining Excess Cash Flow, following the distributions described in clause 6 above, to the Certificates.

[DM Tables, Available Funds Rate Schedule and Collateral Tables to follow]

Impac CMB Trust Series 2004-1, Class A-1

Price-DM Sensitivity Report

Settlement:	01/29/04
Class Balance:	$869,000,000
Pass-Thru Margin (pre-step-up):	0.340%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	34	34	34	34	34
WAL (yr)	9.47	2.72	2.13	1.32	1.03
MDUR (yr)	8.89	2.67	2.10	1.31	1.02
First Prin Pay	Feb04	Feb04	Feb04	Feb04	Feb04
Last Prin Pay	Feb14	Jan09	Dec07	Jun06	Nov05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	49	41	41	41	41
WAL (yr)	19.09	3.47	2.73	1.69	1.32
MDUR (yr)	16.35	3.35	2.65	1.66	1.31
First Prin Pay	Feb04	Feb04	Feb04	Feb04	Feb04
Last Prin Pay	Dec33	Aug21	Feb18	Oct12	Nov10

Impac CMB Trust Series 2004-1, Class A-2

Price-DM Sensitivity Report

Settlement:	01/29/04
Class Balance:	$21,000,000
Pass-Thru Margin (pre-step-up):	0.450%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	45	45	45	45	45
WAL (yr)	9.47	2.72	2.13	1.32	1.03
MDUR (yr)	8.84	2.66	2.10	1.31	1.02
First Prin Pay	Feb04	Feb04	Feb04	Feb04	Feb04
Last Prin Pay	Feb14	Jan09	Dec07	Jun06	Nov05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	65	54	54	54	55
WAL (yr)	19.09	3.47	2.73	1.69	1.32
MDUR (yr)	16.13	3.33	2.65	1.66	1.31
First Prin Pay	Feb04	Feb04	Feb04	Feb04	Feb04
Last Prin Pay	Dec33	Aug21	Feb18	Oct12	Nov10

Impac CMB Trust Series 2004-1, Class M-1

Price-DM Sensitivity Report

Settlement:	01/29/04
Class Balance:	$48,500,000
Pass-Thru Margin (pre-step-up):	0.600%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	60	60	60	60
WAL (yr)	9.47	2.72	2.13	1.32	1.03
MDUR (yr)	8.77	2.65	2.09	1.31	1.02
First Prin Pay	Feb04	Feb04	Feb04	Feb04	Feb04
Last Prin Pay	Feb14	Jan09	Dec07	Jun06	Nov05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	73	66	66	66	66
WAL (yr)	19.09	3.47	2.73	1.69	1.32
MDUR (yr)	15.92	3.31	2.63	1.65	1.30
First Prin Pay	Feb04	Feb04	Feb04	Feb04	Feb04
Last Prin Pay	Dec33	Aug21	Feb18	Oct12	Nov10

Impac CMB Trust Series 2004-1, Class M-2

Price-DM Sensitivity Report

Settlement:	01/29/04
Class Balance:	$23,500,000
Pass-Thru Margin (pre-step-up):	0.850%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	85	85	85	85	85
WAL (yr)	9.47	2.72	2.13	1.32	1.03
MDUR (yr)	8.66	2.63	2.08	1.31	1.02
First Prin Pay	Feb04	Feb04	Feb04	Feb04	Feb04
Last Prin Pay	Feb14	Jan09	Dec07	Jun06	Nov05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	104	93	94	94	94
WAL (yr)	19.09	3.47	2.73	1.69	1.32
MDUR (yr)	15.47	3.29	2.61	1.64	1.30
First Prin Pay	Feb04	Feb04	Feb04	Feb04	Feb04
Last Prin Pay	Dec33	Aug21	Feb18	Oct12	Nov10

Impac CMB Trust Series 2004-1, Class M-3

Price-DM Sensitivity Report

Settlement:	01/29/04
Class Balance:	$21,500,000
Pass-Thru Margin (pre-step-up):	1.050%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	105	105	105	105	105
WAL (yr)	9.47	2.72	2.13	1.32	1.03
MDUR (yr)	8.57	2.62	2.07	1.30	1.02
First Prin Pay	Feb04	Feb04	Feb04	Feb04	Feb04
Last Prin Pay	Feb14	Jan09	Dec07	Jun06	Nov05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	128	115	116	116	116
WAL (yr)	19.09	3.47	2.73	1.69	1.32
MDUR (yr)	15.13	3.26	2.60	1.64	1.29
First Prin Pay	Feb04	Feb04	Feb04	Feb04	Feb04
Last Prin Pay	Dec33	Aug21	Feb18	Oct12	Nov10

Impac CMB Trust Series 2004-1, Class M-4

Price-DM Sensitivity Report

Settlement:	01/29/04
Class Balance:	$16,500,000
Pass-Thru Margin (pre-step-up):	1.200%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	120	120	120	120	120
WAL (yr)	9.47	2.72	2.13	1.32	1.03
MDUR (yr)	8.50	2.61	2.07	1.30	1.01
First Prin Pay	Feb04	Feb04	Feb04	Feb04	Feb04
Last Prin Pay	Feb14	Jan09	Dec07	Jun06	Nov05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	146	132	132	132	133
WAL (yr)	19.09	3.47	2.73	1.69	1.32
MDUR (yr)	14.88	3.25	2.59	1.63	1.29
First Prin Pay	Feb04	Feb04	Feb04	Feb04	Feb04
Last Prin Pay	Dec33	Aug21	Feb18	Oct12	Nov10

[Available Funds Rate Schedule and Collateral Tables to follow]

Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)	Period	Available Rate (2)	Available Rate (3)
1	2.27	2.27	34	6.42	10.83
2	5.50	5.50	35	6.68	10.37
3	5.11	5.30	36	6.59	10.31
4	4.46	9.61	37	6.91	10.84
5	4.02	11.24	38	7.67	12.03
6	4.07	11.55	39	7.02	11.14
7	3.97	11.61	40	7.24	11.45
8	3.92	11.92	41	7.09	11.31
9	4.08	12.23	42	7.36	11.70
10	4.05	12.33	43	7.26	11.68
11	4.23	12.68	44	7.37	11.84
12	4.26	12.86	45	7.60	12.17
13	4.36	13.08	46	7.40	11.89
14	4.87	13.80	47	7.69	12.27
15	4.67	13.67			
16	4.88	14.00			
17	4.92	14.14			
18	5.17	14.51			
19	5.19	14.60			
20	5.39	14.92			
21	5.59	15.13			
22	5.35	11.17			
23	5.53	9.88			
24	5.53	10.02			
25	5.73	10.55			
26	6.44	11.76			
27	5.92	11.11			
28	6.07	11.32			
29	5.96	11.27			
30	6.21	11.65			
31	6.20	11.69			
32	6.43	12.04			
33	6.65	12.34			

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward LIBOR curves instantaneously increase by 1000 basis points in period 2 and thereafter and includes all projected cash proceeds from the Derivative Contracts.

$1,000,000,040 Adjustable Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool

(As of Sample Calculation Date)

			Range
Total Number of Loans		3,951	
Total Outstanding Balance		$1,000,000,040	
Average Loan Balance		$253,100	$31,428 to $1,000,000
WA Mortgage Rate		5.776%	3.000% to 10.375%
WA Mortgage Rate Net LPMI		5.728%	3.000% to 9.750%
Net WAC		5.316%	2.591% to 9.341%
ARM Characteristics			
WA Gross Margin		3.477%	1.312% to 9.500%
WA Months to First Roll		27	1 to 119
WA First Periodic Cap		2.788%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.068%	1.000% to 2.500%
WA Lifetime Cap		11.712%	9.000% to 22.000%
WA Lifetime Floor		3.550%	2.000% to 9.500%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	320 to 360
WA Age (months)		1	0 to 40
WA LTV		79.15%	17.61% to 100.00%
WA FICO		695	
WA DTI%		38.20%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		71.15%	
Prepay Moves Exempted	Soft	25.03%	
	Hard	46.12%	
	No Prepay	28.85%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	63.37%	SFR	66.90%	REDUCED	49.44%	PUR	64.09%	OWNER	85.02%	0	28.85%
FL	7.96%	PUD	15.37%	FULL	18.50%	REFI/CO	26.55%	INV HM	13.23%	3	0.04%
NV	2.81%	CND	10.79%	NINA	12.80%	REFI	9.36%	2ND HM	1.75%	6	0.76%
VA	2.72%	2-4 FAMILY	6.93%	NO RATIO	8.34%					7	0.02%
NY	2.51%	MANUF	0.02%	NISA	8.17%					12	16.21%
										24	32.69%
										36	12.94%
										60	8.50%

$1,000,000,040 Adjustable Rate Mortgage Loans

Description													
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
3/1 CMT1Y	$448,813	1	0.04	$448,813	4.500	4.500	4.500	4.091	359.00	1.00	692	25.7
5/1 CMT1Y	$199,551	1	0.02	$199,551	5.375	5.375	5.375	4.966	359.00	1.00		76.3
3/1 LIB12M	$324,725	2	0.03	$162,362	4.375	4.625	4.561	4.152	359.00	1.00	660	69.6
5/1 LIB12M	$5,173,750	9	0.52	$574,861	4.875	5.750	5.246	4.837	358.51	1.49	738	79.1
30Y LIB6M	$225,994,518	796	22.60	$283,913	3.000	9.500	5.391	4.909	359.04	0.96	693	79.2
2/28 LIB6M	$440,148,950	1,837	44.01	$239,602	3.540	10.375	5.913	5.442	359.11	0.89	690	80.7
3/27 LIB6M	$175,326,515	711	17.53	$246,591	3.625	9.500	5.802	5.355	358.93	1.07	696	79.2
5/25 LIB6M	$147,418,916	578	14.74	$255,050	4.000	8.625	5.952	5.538	358.57	1.43	709	74.9
7/23 LIB6M	$2,720,722	12	0.27	$226,727	5.500	6.625	6.172	5.762	358.19	1.81	702	81.6
10/20 LIB6M	$2,243,580	4	0.22	$560,895	5.250	5.875	5.517	5.108	354.82	5.18	733	60.6
	$1,000,000,040	**3,951**	**100.00**	**$253,100**	**3.000**	**10.375**	**5.776**	**5.316**	**358.97**	**1.03**	**695**	**79.2**

Range of Current Balance												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
$0.01 - $50,000.00	$130,779	3	0.01	$43,593	7.250	7.750	7.469	6.982	357.76	2.24	687	91.0
$50,000.01 - $100,000.00	$20,912,372	245	2.09	$85,357	3.500	9.750	6.374	5.886	358.69	1.31	681	79.0
$100,000.01 - $150,000.00	$78,035,922	614	7.80	$127,094	3.625	9.500	6.218	5.750	358.79	1.21	691	81.4
$150,000.01 - $200,000.00	$129,055,711	735	12.91	$175,586	3.625	9.750	5.940	5.470	358.97	1.03	689	79.6
$200,000.01 - $250,000.00	$149,652,364	667	14.97	$224,366	3.625	9.500	5.823	5.363	358.99	1.01	698	80.6
$250,000.01 - $300,000.00	$158,537,537	575	15.85	$275,717	3.000	10.375	5.699	5.229	359.07	0.93	698	80.6
$300,000.01 - $350,000.00	$128,115,501	395	12.81	$324,343	3.750	9.375	5.681	5.217	359.12	0.88	698	79.5
$350,000.01 - $400,000.00	$99,666,756	264	9.97	$377,526	3.000	8.500	5.627	5.174	359.09	0.91	700	79.1
$400,000.01 - $450,000.00	$59,653,726	140	5.97	$426,098	3.125	8.950	5.793	5.340	358.80	1.20	691	77.7
$450,000.01 - $500,000.00	$53,624,574	112	5.36	$478,791	3.500	9.375	5.696	5.220	358.92	1.08	696	78.1
$500,000.01 - $550,000.00	$30,908,487	59	3.09	$523,873	4.125	7.750	5.698	5.235	358.88	1.12	688	77.6
$550,000.01 - $600,000.00	$32,417,611	56	3.24	$578,886	3.625	7.750	5.756	5.345	359.04	0.96	684	76.8
$600,000.01 - $650,000.00	$31,105,214	49	3.11	$634,800	4.125	7.250	5.380	4.968	358.86	1.14	700	74.1
$650,000.01 - $700,000.00	$9,518,501	14	0.95	$679,893	3.875	7.875	5.125	4.716	359.22	0.78	707	70.8
$700,000.01 - $750,000.00	$8,835,421	12	0.88	$736,285	3.875	6.250	4.971	4.562	358.25	1.75	702	69.2
$750,000.01 - $800,000.00	$1,572,455	2	0.16	$786,227	5.500	7.750	6.605	6.196	359.00	1.00	723	59.6
$800,000.01 - $850,000.00	$1,631,559	2	0.16	$815,779	5.125	5.125	5.125	4.716	359.00	1.00	722	56.6
$850,000.01 - $900,000.00	$1,780,000	2	0.18	$890,000	4.750	5.125	4.935	4.526	358.49	1.51	727	72.9
$900,000.01 - $950,000.00	$914,507	1	0.09	$914,507	5.250	5.250	5.250	4.841	357.00	3.00	705	73.2
$950,000.01 - $1,000,000.	$3,931,044	4	0.39	$982,761	4.625	6.000	5.189	4.779	357.76	2.24	718	70.1
	$1,000,000,040	**3,951**	**100.00**	**$253,100**	**3.000**	**10.375**	**5.776**	**5.316**	**358.97**	**1.03**	**695**	**79.2**

$1,000,000,040 Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
AK	$149,545	1	0.01	$149,545	5.950	5.950	5.950	5.416	357.00	3.00	739	76.5
AR	$314,306	2	0.03	$157,153	6.875	8.000	7.557	6.299	358.82	1.18	668	85.7
AZ	$21,819,151	122	2.18	$178,845	4.250	9.000	6.222	5.763	359.01	0.99	689	82.6
CA	$633,684,059	2,180	63.37	$290,681	3.000	10.375	5.552	5.104	359.12	0.88	700	77.3
CO	$18,448,203	82	1.84	$224,978	3.750	9.750	5.829	5.310	358.92	1.08	688	78.9
CT	$3,690,677	14	0.37	$263,620	5.125	9.500	6.491	6.010	358.93	1.07	674	81.5
DC	$2,416,060	10	0.24	$241,606	5.250	8.625	6.237	5.828	357.44	2.56	692	80.9
DE	$1,076,549	6	0.11	$179,425	5.875	7.125	6.349	5.854	358.41	1.59	720	87.3
FL	$79,627,065	441	7.96	$180,560	3.500	9.500	6.155	5.682	358.70	1.30	692	82.9
GA	$7,433,655	39	0.74	$190,607	4.250	9.750	6.489	5.897	358.51	1.49	674	82.2
HI	$3,764,812	8	0.38	$470,602	3.875	6.250	5.204	4.794	359.10	0.90	706	72.7
IA	$892,788	5	0.09	$178,558	5.250	7.500	6.294	5.859	359.11	0.89	674	83.1
ID	$498,749	2	0.05	$249,374	5.000	5.375	5.050	4.624	358.73	1.27	701	82.0
IL	$23,038,505	117	2.30	$196,910	4.250	8.000	6.319	5.863	358.75	1.25	688	84.8
IN	$1,499,853	9	0.15	$166,650	5.875	7.750	6.836	6.264	359.04	0.96	654	84.2
KS	$1,035,996	4	0.10	$258,999	4.000	6.950	5.908	5.426	358.55	1.45	678	82.6
KY	$397,682	4	0.04	$99,420	5.500	7.500	6.405	5.986	359.18	0.82	667	90.7
LA	$572,548	4	0.06	$143,137	4.875	6.875	6.170	5.744	357.91	2.09	699	90.5
MA	$8,866,263	26	0.89	$341,010	4.375	8.375	6.609	5.878	358.30	1.70	682	86.9
MD	$22,973,533	93	2.30	$247,027	4.000	8.625	6.148	5.694	358.66	1.34	682	81.7
ME	$575,000	3	0.06	$191,667	5.375	6.125	5.786	5.326	358.77	1.23	654	76.3
MI	$10,095,562	56	1.01	$180,278	4.375	9.500	6.243	5.761	356.77	3.23	677	83.0
MN	$5,590,089	29	0.56	$192,762	3.875	9.375	6.872	6.229	359.02	0.98	699	85.3
MO	$1,392,878	6	0.14	$232,146	5.625	7.750	6.663	6.227	358.06	1.94	670	85.2
MS	$583,308	3	0.06	$194,436	6.000	8.500	7.070	6.660	359.74	0.26	654	91.1
MT	$90,171	1	0.01	$90,171	6.875	6.875	6.875	6.466	358.00	2.00	638	80.0
NC	$3,904,026	25	0.39	$156,161	4.500	8.375	6.074	5.587	358.26	1.74	685	84.0
ND	$65,004	1	0.01	$65,004	6.000	6.000	6.000	5.591	358.00	2.00	740	90.0
NE	$752,778	4	0.08	$188,194	6.375	8.875	7.611	7.128	357.47	2.53	673	93.1
NH	$1,533,305	5	0.15	$306,661	5.125	6.625	5.954	5.544	358.71	1.29	678	76.7
NJ	$13,371,728	51	1.34	$262,191	4.000	9.500	6.247	5.785	358.58	1.42	674	81.8
NM	$709,779	6	0.07	$118,297	4.750	6.500	5.680	5.271	358.37	1.63	706	71.1
NV	$28,120,166	136	2.81	$206,766	3.375	8.875	6.062	5.613	358.99	1.01	685	82.3
NY	$25,133,078	76	2.51	$330,698	4.000	8.500	6.462	6.033	358.49	1.51	682	79.5
OH	$3,204,908	21	0.32	$152,615	5.125	9.375	6.669	6.069	359.01	0.99	677	87.2
OK	$232,741	2	0.02	$116,371	5.375	5.625	5.533	5.045	358.00	2.00	676	85.1
OR	$7,071,806	35	0.71	$202,052	4.125	7.375	5.678	5.239	359.12	0.88	688	81.1
PA	$4,019,899	18	0.40	$223,328	4.750	8.500	5.900	5.445	359.07	0.93	685	83.3
RI	$861,278	5	0.09	$172,256	5.250	6.875	6.231	5.822	358.89	1.11	686	84.2
SC	$3,933,323	20	0.39	$196,666	3.000	9.500	6.503	5.988	358.78	1.22	682	85.9
TN	$1,837,650	12	0.18	$153,137	4.750	9.250	5.727	5.318	359.19	0.81	688	78.8
TX	$8,536,768	54	0.85	$158,088	4.000	8.875	5.969	5.518	358.63	1.37	698	83.4
UT	$6,912,635	40	0.69	$172,816	4.250	8.875	5.931	5.464	359.28	0.72	711	81.1
VA	$27,180,558	110	2.72	$247,096	3.750	7.875	5.886	5.434	358.83	1.17	691	82.9
WA	$10,706,499	52	1.07	$205,894	4.000	7.375	5.960	5.382	359.11	0.89	700	81.3
WI	$1,225,242	10	0.12	$122,524	4.000	8.875	6.868	6.238	358.57	1.43	656	79.8
WY	$159,862	1	0.02	$159,862	6.750	6.750	6.750	6.341	360.00	0.00	731	80.0

$1,000,000,040 Adjustable Rate Mortgage Loans

State													
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
	$1,000,000,040	3,951	100.00	$253,100	3.000	10.375	5.776	5.316	358.97	1.03	695	79.2

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
0.01 - 20.00	$284,587	2	0.03	$142,294	4.625	5.125	4.845	4.435	358.56	1.44	725	18.4
20.01 - 25.00	$512,664	3	0.05	$170,888	4.000	6.000	5.426	5.017	359.84	0.16	660	23.3
25.01 - 30.00	$1,387,825	7	0.14	$198,261	4.500	5.625	4.805	4.396	359.31	0.69	713	27.5
30.01 - 35.00	$1,050,119	5	0.11	$210,024	4.750	6.375	5.428	5.018	358.57	1.43	736	31.1
35.01 - 40.00	$5,193,989	22	0.52	$236,090	3.875	7.500	5.563	5.154	358.98	1.02	708	38.4
40.01 - 45.00	$4,423,692	16	0.44	$276,481	4.625	7.000	5.593	5.184	359.01	0.99	669	42.8
45.01 - 50.00	$6,515,578	29	0.65	$224,675	4.125	7.750	5.493	5.084	359.35	0.65	679	48.1
50.01 - 55.00	$10,169,965	41	1.02	$248,048	3.750	9.000	5.368	4.958	357.99	2.01	705	52.9
55.01 - 60.00	$12,858,843	53	1.29	$242,620	3.125	7.625	5.566	5.157	358.98	1.02	668	58.0
60.01 - 65.00	$26,549,040	101	2.65	$262,862	3.375	8.875	5.274	4.863	358.89	1.11	703	63.6
65.01 - 70.00	$134,293,242	476	13.43	$282,129	3.000	8.625	5.025	4.616	359.18	0.82	699	69.4
70.01 - 75.00	$48,460,498	172	4.85	$281,747	3.875	9.250	5.846	5.437	358.83	1.17	682	74.1
75.01 - 80.00	$508,366,364	1,911	50.84	$266,021	3.540	9.250	5.627	5.218	359.11	0.89	700	79.8
80.01 - 85.00	$22,255,881	83	2.23	$268,143	4.500	9.375	6.430	5.796	358.86	1.14	682	84.4
85.01 - 90.00	$127,381,966	581	12.74	$219,246	4.250	9.375	6.497	5.867	358.72	1.28	685	89.7
90.01 - 95.00	$77,223,390	388	7.72	$199,029	4.875	10.375	6.878	6.278	358.48	1.52	683	94.9
95.01 - 100.00	$13,072,398	61	1.31	$214,302	4.625	8.950	6.392	5.771	358.14	1.86	708	99.5
	$1,000,000,040	3,951	100.00	$253,100	3.000	10.375	5.776	5.316	358.97	1.03	695	79.2

$1,000,000,040 Adjustable Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
3.000 - 3.499	$1,421,500	4	0.14	$355,375	3.000	3.375	3.136	2.727	359.74	0.26	688	64.5
3.500 - 3.999	$15,641,545	52	1.56	$300,799	3.500	3.990	3.774	3.365	359.19	0.81	726	69.9
4.000 - 4.499	$39,725,908	144	3.97	$275,874	4.000	4.375	4.223	3.814	359.10	0.90	717	73.1
4.500 - 4.999	$135,503,913	478	13.55	$283,481	4.500	4.990	4.733	4.324	359.14	0.86	711	75.1
5.000 - 5.499	$187,421,504	683	18.74	$274,409	5.000	5.375	5.203	4.785	358.99	1.01	708	75.8
5.500 - 5.999	$247,452,124	941	24.75	$262,967	5.500	5.990	5.698	5.272	358.99	1.01	697	78.5
6.000 - 6.499	$139,269,612	554	13.93	$251,389	6.000	6.375	6.159	5.716	358.89	1.11	688	80.7
6.500 - 6.999	$123,302,080	558	12.33	$220,971	6.500	6.999	6.681	6.187	358.87	1.13	680	84.6
7.000 - 7.499	$52,878,510	248	5.29	$213,220	7.000	7.375	7.159	6.531	358.72	1.28	674	86.3
7.500 - 7.999	$35,818,600	176	3.58	$203,515	7.500	7.990	7.668	7.084	358.85	1.15	662	86.7
8.000 - 8.499	$11,883,565	61	1.19	$194,813	8.000	8.490	8.186	7.298	359.03	0.97	654	88.1
8.500 - 8.999	$6,409,791	34	0.64	$188,523	8.500	8.950	8.661	7.835	358.51	1.49	625	88.3
9.000 - 9.499	$1,845,392	10	0.18	$184,539	9.000	9.375	9.272	7.956	359.45	0.55	630	86.4
9.500 - 9.999	$1,136,363	7	0.11	$162,338	9.500	9.750	9.557	7.883	359.52	0.48	649	95.0
10.000 - 10.499	$289,632	1	0.03	$289,632	10.375	10.375	10.375	8.246	360.00	0.00	657	95.0
	$1,000,000,040	**3,951**	**100.00**	**$253,100**	**3.000**	**10.375**	**5.776**	**5.316**	**358.97**	**1.03**	**695**	**79.2**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
SFR	$669,040,178	2,634	66.90	$254,002	3.000	10.375	5.762	5.299	358.97	1.03	694	79.1
PUD	$153,654,685	589	15.37	$260,874	3.500	9.750	5.854	5.395	358.88	1.12	689	80.9
CND	$107,856,483	490	10.79	$220,115	3.625	9.750	5.711	5.256	359.09	0.91	706	79.0
2-4 FAMILY	$69,287,185	237	6.93	$292,351	3.000	9.375	5.846	5.408	359.00	1.00	700	75.6
MANUF	$161,509	1	0.02	$161,509	5.950	5.950	5.950	5.416	357.00	3.00	662	90.0
	$1,000,000,040	**3,951**	**100.00**	**$253,100**	**3.000**	**10.375**	**5.776**	**5.316**	**358.97**	**1.03**	**695**	**79.2**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
PUR	$640,936,902	2,575	64.09	$248,908	3.500	9.750	5.787	5.324	358.92	1.08	705	81.6
REFI/CO	$265,493,670	1,019	26.55	$260,543	3.000	10.375	5.847	5.398	359.08	0.92	675	74.5
REFI	$93,569,468	357	9.36	$262,099	3.125	9.500	5.503	5.036	358.98	1.02	687	75.4
	$1,000,000,040	**3,951**	**100.00**	**$253,100**	**3.000**	**10.375**	**5.776**	**5.316**	**358.97**	**1.03**	**695**	**79.2**

$1,000,000,040 Adjustable Rate Mortgage Loans

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
OWNER OCC	$850,172,591	3,257	85.02	$261,029	3.000	10.375	5.742	5.291	358.98	1.02	694	79.6
INV HM	$132,346,829	618	13.23	$214,153	3.000	9.375	5.997	5.477	358.98	1.02	704	77.0
2ND HM	$17,480,619	76	1.75	$230,008	3.625	8.375	5.779	5.349	358.45	1.55	701	74.2
	$1,000,000,040	**3,951**	**100.00**	**$253,100**	**3.000**	**10.375**	**5.776**	**5.316**	**358.97**	**1.03**	**695**	**79.2**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
301 - 360	$1,000,000,040	3,951	100.00	$253,100	3.000	10.375	5.776	5.316	358.97	1.03	695	79.2
	$1,000,000,040	**3,951**	**100.00**	**$253,100**	**3.000**	**10.375**	**5.776**	**5.316**	**358.97**	**1.03**	**695**	**79.2**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
REDUCED	$494,434,661	1,834	49.44	$269,594	3.000	9.375	5.621	5.179	359.14	0.86	699	77.7
FULL	$185,031,685	724	18.50	$255,569	3.000	9.000	5.297	4.856	359.10	0.90	695	78.4
NINA	$127,951,130	573	12.80	$223,300	4.375	9.750	6.517	6.011	358.47	1.53	691	81.9
NO RATIO	$83,372,673	330	8.34	$252,644	3.875	9.250	5.877	5.382	358.76	1.24	696	80.4
NISA	$81,736,602	359	8.17	$227,679	3.875	10.375	6.252	5.738	358.73	1.27	692	83.9
SISA	$24,616,543	120	2.46	$205,138	3.990	9.250	6.739	6.297	358.68	1.32	652	79.4
NAV	$2,856,746	11	0.29	$259,704	4.375	8.875	5.780	5.322	359.41	0.59	693	77.0
	$1,000,000,040	**3,951**	**100.00**	**$253,100**	**3.000**	**10.375**	**5.776**	**5.316**	**358.97**	**1.03**	**695**	**79.2**

$1,000,000,040 Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
Unknown	$881,790	3	0.09	$293,930	4.625	5.375	4.934	4.524	358.13	1.87		71.9
801 - 820	$4,496,151	20	0.45	$224,808	3.625	6.875	5.118	4.708	359.23	0.77	805	68.3
781 - 800	$31,938,271	111	3.19	$287,732	3.750	8.375	5.373	4.944	358.80	1.20	788	75.2
761 - 780	$65,276,537	249	6.53	$262,155	3.500	7.750	5.502	5.047	358.97	1.03	770	78.7
741 - 760	$92,482,899	357	9.25	$259,056	3.375	8.625	5.455	5.014	358.95	1.05	750	77.9
721 - 740	$109,369,822	423	10.94	$258,557	3.750	8.250	5.485	5.039	359.03	0.97	731	79.2
701 - 720	$139,867,810	555	13.99	$252,014	3.000	8.500	5.571	5.121	358.98	1.02	710	79.6
681 - 700	$173,681,138	684	17.37	$253,920	3.500	9.500	5.756	5.290	358.93	1.07	690	79.4
661 - 680	$123,807,372	504	12.38	$245,650	3.540	9.375	5.922	5.475	358.87	1.13	671	80.3
641 - 660	$126,397,815	497	12.64	$254,322	3.000	10.375	5.963	5.495	359.04	0.96	651	79.8
621 - 640	$85,935,506	351	8.59	$244,831	4.250	9.750	6.301	5.796	358.96	1.04	631	80.8
601 - 620	$26,525,195	106	2.65	$250,238	4.375	8.875	6.368	5.831	359.20	0.80	614	78.6
581 - 600	$11,864,583	50	1.19	$237,292	4.750	9.250	6.699	6.198	359.23	0.77	591	74.1
561 - 580	$2,651,378	15	0.27	$176,759	6.750	8.625	7.676	7.266	359.24	0.76	571	67.7
541 - 560	$2,452,695	13	0.25	$188,669	6.600	8.500	7.372	6.963	359.36	0.64	552	62.6
521 - 540	$1,297,800	7	0.13	$185,400	7.875	9.250	8.420	8.011	358.56	1.44	530	71.6
501 - 520	$1,073,278	6	0.11	$178,880	7.625	9.000	8.192	7.783	358.63	1.37	511	68.3
	$1,000,000,040	**3,951**	**100.00**	**$253,100**	**3.000**	**10.375**	**5.776**	**5.316**	**358.97**	**1.03**	**695**	**79.2**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
Current	$1,000,000,040	3,951	100.00	$253,100	3.000	10.375	5.776	5.316	358.97	1.03	695	79.2
	$1,000,000,040	**3,951**	**100.00**	**$253,100**	**3.000**	**10.375**	**5.776**	**5.316**	**358.97**	**1.03**	**695**	**79.2**

Collateral Grouped by 12 Month Payment History

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
Unknown	$1,000,000,040	3,951	100.00	$253,100	3.000	10.375	5.776	5.316	358.97	1.03	695	79.2
	$1,000,000,040	**3,951**	**100.00**	**$253,100**	**3.000**	**10.375**	**5.776**	**5.316**	**358.97**	**1.03**	**695**	**79.2**

$1,000,000,040 Adjustable Rate Mortgage Loans

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
0	$288,496,892	1,138	28.85	$253,512	3.000	9.750	5.956	5.522	358.62	1.38	695	79.5
3	$351,666	1	0.04	$351,666	6.250	6.250	6.250	5.841	359.00	1.00	608	80.0
6	$7,588,928	22	0.76	$344,951	3.875	7.750	5.340	4.930	359.32	0.68	708	75.4
7	$164,000	1	0.02	$164,000	5.875	5.875	5.875	5.466	358.00	2.00	719	80.0
12	$162,123,878	569	16.21	$284,928	3.125	9.250	5.473	5.000	359.17	0.83	695	78.4
24	$326,897,254	1,340	32.69	$243,953	3.375	9.750	5.749	5.279	359.18	0.82	693	79.9
36	$129,363,447	522	12.94	$247,823	3.750	9.500	5.815	5.327	359.02	0.98	696	78.3
60	$85,013,975	358	8.50	$237,469	3.500	10.375	5.825	5.381	358.87	1.13	701	78.0
20	**$1,000,000,040**	**3,951**	**100.00**	**$253,100**	**3.000**	**10.375**	**5.776**	**5.316**	**358.97**	**1.03**	**695**	**79.2**

80% LTV/PMI Analysis (Excludes 2838 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
> 80% LTV, no MI	$1,051,909	4	0.44	$262,977	7.250	8.875	7.962	7.553	358.58	1.42	605	89.5
> 80% LTV, with MI	$238,881,725	1,109	99.56	$215,403	4.250	10.375	6.601	5.981	358.63	1.37	686	91.4
	$239,933,634	**1,113**	**100.00**	**$215,574**	**4.250**	**10.375**	**6.607**	**5.987**	**358.62**	**1.38**	**685**	**91.4**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
1 - 6	5	$226,134,304	797	22.61	$283,732	3.000	9.500	5.390	4.909	359.02	0.98	693	79.2
13 - 18	17	$2,201,517	10	0.22	$220,152	5.125	7.125	6.159	5.674	353.43	6.57	713	85.6
19 - 24	23	$437,807,647	1,826	43.78	$239,763	3.540	10.375	5.912	5.441	359.16	0.84	690	80.7
25 - 31	30	$2,803,847	7	0.28	$400,550	3.625	8.950	5.425	4.702	353.90	6.10	704	82.0
32 - 37	35	$173,296,205	707	17.33	$245,115	3.875	9.500	5.802	5.360	359.01	0.99	696	79.0
50 - 55	54	$2,503,529	11	0.25	$227,594	4.000	7.000	5.891	5.481	354.30	5.70	706	79.2
56 - 61	59	$150,288,688	577	15.03	$260,466	4.375	8.625	5.928	5.514	358.64	1.36	710	75.0
74 - 79	75	$99,804	1	0.01	$99,804	5.500	5.500	5.500	5.091	351.00	9.00	778	95.0
80 - 85	82	$2,620,918	11	0.26	$238,265	5.500	6.625	6.197	5.788	358.47	1.53	700	81.1
> 85	115	$2,243,580	4	0.22	$560,895	5.250	5.875	5.517	5.108	354.82	5.18	733	60.6
27	**27**	**$1,000,000,040**	**3,951**	**100.00**	**$253,100**	**3.000**	**10.375**	**5.776**	**5.316**	**358.97**	**1.03**	**695**	**79.2**

$1,000,000,040 Adjustable Rate Mortgage Loans

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
1.250 - 1.499	$568,000	1	0.06	$568,000	5.375	5.375	5.375	4.966	358.00	2.00	637	80.0
2.000 - 2.249	$1,260,911	4	0.13	$315,228	4.125	5.375	4.883	4.465	358.40	1.60	691	71.4
2.250 - 2.499	$36,911,850	110	3.69	$335,562	3.625	8.000	5.414	5.001	358.42	1.58	724	69.1
2.500 - 2.749	$35,527,736	139	3.55	$255,595	3.000	8.000	5.280	4.868	358.11	1.89	721	79.2
2.750 - 2.999	$80,225,051	333	8.02	$240,916	3.750	8.875	5.730	5.298	358.19	1.81	698	82.4
3.000 - 3.249	$179,663,806	646	17.97	$278,117	3.000	9.500	5.330	4.904	359.18	0.82	698	79.2
3.250 - 3.499	$361,989,960	1,415	36.20	$255,823	3.540	9.750	5.576	5.161	359.20	0.80	704	78.8
3.500 - 3.749	$100,251,443	383	10.03	$261,753	4.375	8.875	5.880	5.406	359.11	0.89	695	76.2
3.750 - 3.999	$42,301,013	184	4.23	$229,897	4.375	8.625	6.257	5.695	359.19	0.81	661	77.5
4.000 - 4.249	$18,472,008	78	1.85	$236,821	4.875	9.375	6.641	5.843	358.98	1.02	657	82.0
4.250 - 4.499	$6,041,445	23	0.60	$262,672	4.625	9.375	7.247	6.152	359.09	0.91	670	87.2
4.500 - 4.749	$11,213,346	47	1.12	$238,582	4.750	9.375	7.099	6.010	359.25	0.75	657	85.3
4.750 - 4.999	$2,151,205	11	0.22	$195,564	5.000	10.375	7.277	6.197	359.56	0.44	662	87.5
5.000 - 5.249	$94,858,859	445	9.49	$213,166	4.500	9.500	6.560	6.128	358.51	1.49	681	83.5
5.250 - 5.499	$5,081,406	22	0.51	$230,973	5.500	9.250	6.876	6.420	359.37	0.63	627	76.8
5.500 - 5.749	$6,136,101	27	0.61	$227,263	5.750	8.875	7.193	6.526	359.19	0.81	616	78.0
5.750 - 5.999	$3,682,175	20	0.37	$184,109	6.000	9.250	7.485	6.935	359.12	0.88	589	73.0
6.000 - 6.249	$2,616,906	12	0.26	$218,076	6.000	9.000	6.851	6.375	359.26	0.74	630	72.9
6.250 - 6.499	$2,744,755	12	0.27	$228,730	5.500	7.750	6.748	6.236	359.59	0.41	640	76.6
6.500 - 6.749	$1,411,285	7	0.14	$201,612	6.750	6.875	6.784	5.968	359.79	0.21	704	85.5
6.750 - 6.999	$2,861,249	11	0.29	$260,114	7.000	7.750	7.173	6.481	359.52	0.48	639	78.4
7.000 - 7.249	$982,398	5	0.10	$196,480	6.875	8.375	7.329	6.521	358.97	1.03	657	88.2
7.250 - 7.499	$851,212	4	0.09	$212,803	7.500	7.625	7.542	6.395	359.66	0.34	703	92.6
7.500 - 7.749	$553,069	3	0.06	$184,356	7.750	7.990	7.846	6.431	359.24	0.76	659	91.4
7.750 - 7.999	$398,564	2	0.04	$199,282	8.125	8.375	8.309	6.400	359.26	0.74	649	95.0
8.000 - 8.249	$206,971	1	0.02	$206,971	8.375	8.375	8.375	7.336	360.00	0.00	790	95.0
8.250 - 8.499	$159,396	1	0.02	$159,396	8.500	8.500	8.500	6.471	358.00	2.00	650	95.0
8.750 - 8.999	$116,722	1	0.01	$116,722	9.000	9.000	9.000	7.521	359.00	1.00	696	95.0
9.250 - 9.499	$585,862	3	0.06	$195,287	9.500	9.500	9.500	7.684	359.78	0.22	663	95.0
9.500 - 9.749	$175,336	1	0.02	$175,336	9.750	9.750	9.750	7.571	359.00	1.00	625	94.9
3.477	**$1,000,000,040**	**3,951**	**100.00**	**$253,100**	**3.000**	**10.375**	**5.776**	**5.316**	**358.97**	**1.03**	**695**	**79.2**

$1,000,000,040 Adjustable Rate Mortgage Loans

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
9.000 - 9.499	$2,434,585	6	0.24	$405,764	3.000	4.250	3.558	3.149	358.78	1.22	702	67.3
9.500 - 9.999	$18,468,256	61	1.85	$302,758	3.500	4.875	3.935	3.526	359.13	0.87	727	71.1
10.000 - 10.499	$51,403,279	178	5.14	$288,782	4.000	5.375	4.485	4.075	359.01	0.99	718	74.2
10.500 - 10.999	$149,029,423	538	14.90	$277,006	4.500	5.875	4.850	4.441	359.06	0.94	709	75.5
11.000 - 11.499	$194,523,401	729	19.45	$266,836	4.375	6.375	5.298	4.881	359.00	1.00	705	76.3
11.500 - 11.999	$248,781,102	958	24.88	$259,688	4.875	6.990	5.776	5.349	359.01	0.99	697	79.0
12.000 - 12.499	$132,176,543	530	13.22	$249,390	5.000	7.375	6.265	5.819	358.88	1.12	688	81.1
12.500 - 12.999	$111,062,571	487	11.11	$228,055	4.875	7.875	6.720	6.217	358.85	1.15	679	85.1
13.000 - 13.499	$38,172,521	181	3.82	$210,898	6.375	8.250	7.194	6.484	358.85	1.15	672	87.3
13.500 - 13.999	$25,008,222	135	2.50	$185,246	6.500	8.625	7.620	6.996	359.00	1.00	667	87.4
14.000 - 14.499	$11,361,730	58	1.14	$195,892	7.000	8.490	7.988	7.079	359.13	0.87	654	87.7
14.500 - 14.999	$8,227,344	41	0.82	$200,667	6.500	8.950	8.083	7.355	358.87	1.13	612	80.0
15.000 - 15.499	$2,945,149	14	0.29	$210,368	5.250	9.375	8.466	7.418	357.84	2.16	613	83.6
15.500 - 15.999	$2,949,028	17	0.29	$173,472	7.750	9.750	8.965	8.068	358.84	1.16	594	83.8
16.000 - 16.499	$824,395	6	0.08	$137,399	8.375	10.375	9.378	8.364	359.38	0.62	589	79.2
17.000 - 17.499	$409,077	2	0.04	$204,539	4.750	9.000	6.514	6.105	358.00	2.00	633	77.9
18.000 - 18.499	$455,662	3	0.05	$151,887	5.625	5.875	5.751	5.341	358.35	1.65	671	73.5
19.500 - 19.999	$528,382	2	0.05	$264,191	6.750	6.750	6.750	6.341	357.78	2.22	683	89.7
>= 20.000	$1,239,372	5	0.12	$247,874	7.000	8.000	7.522	6.613	358.00	2.00	674	86.7
11.712	**$1,000,000,040**	**3,951**	**100.00**	**$253,100**	**3.000**	**10.375**	**5.776**	**5.316**	**358.97**	**1.03**	**695**	**79.2**

$1,000,000,040 Adjustable Rate Mortgage Loans

Next Interest Adjustment Date													
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
02/04	$4,327,473	15	0.43	$288,498	4.125	8.375	5.319	4.879	355.00	5.00	671	81.3
03/04	$3,495,241	16	0.35	$218,453	4.375	6.875	5.672	5.228	354.17	5.83	690	87.3
04/04	$6,838,365	25	0.68	$273,535	4.250	8.250	5.680	5.223	356.89	3.11	680	83.6
05/04	$29,671,634	98	2.97	$302,772	3.875	9.500	5.468	4.979	357.91	2.09	696	79.6
06/04	$76,494,956	272	7.65	$281,231	3.000	9.375	5.492	4.979	358.87	1.13	698	80.1
07/04	$100,377,134	354	10.04	$283,551	3.375	9.250	5.306	4.842	359.90	0.10	692	78.2
08/04	$4,929,500	17	0.49	$289,971	3.000	6.625	4.533	4.124	360.00	0.00	676	71.4
05/05	$481,973	2	0.05	$240,987	5.875	7.000	6.097	5.688	352.00	8.00	754	82.0
06/05	$286,581	2	0.03	$143,290	6.625	6.750	6.668	5.680	353.00	7.00	765	90.0
07/05	$1,432,963	6	0.14	$238,827	5.125	7.125	6.078	5.668	354.00	6.00	689	85.9
08/05	$929,791	7	0.09	$132,827	4.000	7.250	5.984	5.574	355.00	5.00	704	83.6
09/05	$2,781,663	13	0.28	$213,974	4.750	8.875	6.574	6.152	356.00	4.00	688	84.7
10/05	$14,484,648	67	1.45	$216,189	4.500	8.625	6.663	6.159	357.00	3.00	671	85.1
11/05	$68,655,833	287	6.87	$239,219	3.875	9.000	6.031	5.525	358.00	2.00	689	82.5
12/05	$173,212,962	720	17.32	$240,574	3.875	9.750	5.956	5.493	359.00	1.00	693	80.6
01/06	$169,077,050	693	16.91	$243,978	3.540	10.375	5.745	5.283	360.00	0.00	690	79.8
02/06	$9,138,200	40	0.91	$228,455	3.625	7.875	5.756	5.266	359.43	0.57	676	75.3
07/06	$252,300	1	0.03	$252,300	5.375	5.375	5.375	4.966	354.00	6.00	629	90.0
08/06	$2,079,047	5	0.21	$415,809	4.625	8.950	5.840	5.007	355.00	5.00	704	83.7
09/06	$491,308	2	0.05	$245,654	6.250	6.500	6.422	6.012	356.00	4.00	677	93.4
10/06	$6,407,873	28	0.64	$228,853	4.875	7.625	6.027	5.519	357.00	3.00	692	78.6
11/06	$37,602,345	158	3.76	$237,990	4.250	8.875	5.784	5.324	358.00	2.00	690	81.3
12/06	$74,400,720	300	7.44	$248,002	3.875	8.875	5.888	5.458	359.00	1.00	696	79.3
01/07	$49,613,260	202	4.96	$245,610	4.000	9.500	5.672	5.234	360.00	0.00	701	76.7
02/07	$4,780,700	17	0.48	$281,218	4.375	7.000	5.588	5.144	360.00	0.00	702	78.1
04/08	$135,224	1	0.01	$135,224	6.875	6.875	6.875	6.466	351.00	9.00	660	80.0
06/08	$302,723	2	0.03	$151,362	5.375	6.500	5.873	5.464	353.00	7.00	701	86.6
07/08	$617,793	2	0.06	$308,897	6.000	7.000	6.670	6.261	354.00	6.00	746	83.3
08/08	$1,447,789	6	0.14	$241,298	4.000	6.750	5.470	5.060	355.00	5.00	694	75.8
09/08	$2,993,093	9	0.30	$332,566	5.125	7.250	5.975	5.566	356.00	4.00	710	80.7
10/08	$9,380,079	45	0.94	$208,446	5.125	8.625	6.255	5.840	357.00	3.00	709	78.7
11/08	$49,475,773	197	4.95	$251,146	4.625	8.500	6.013	5.599	358.00	2.00	707	76.9
12/08	$65,117,793	238	6.51	$273,604	4.750	8.500	5.848	5.432	359.00	1.00	712	74.8
01/09	$20,853,451	81	2.09	$257,450	4.375	6.875	5.876	5.467	360.00	0.00	711	68.7
02/09	$2,468,500	7	0.25	$352,643	4.875	7.250	5.485	5.076	360.00	0.00	695	69.7
04/10	$99,804	1	0.01	$99,804	5.500	5.500	5.500	5.091	351.00	9.00	778	95.0
11/10	$1,398,706	5	0.14	$279,741	5.500	6.500	6.087	5.678	358.00	2.00	718	78.5
12/10	$1,222,212	6	0.12	$203,702	5.875	6.625	6.323	5.914	359.00	1.00	678	84.0
12/12	$737,607	1	0.07	$737,607	5.250	5.250	5.250	4.841	347.00	13.00	781	54.5
11/13	$524,000	1	0.05	$524,000	5.500	5.500	5.500	5.091	358.00	2.00	639	80.0
12/13	$981,972	2	0.10	$490,986	5.500	5.875	5.727	5.318	359.00	1.00	746	54.7
03/06	**$1,000,000,040**	**3,951**	**100.00**	**$253,100**	**3.000**	**10.375**	**5.776**	**5.316**	**358.97**	**1.03**	**695**	**79.2**

$1,000,000,040 Adjustable Rate Mortgage Loans

Range of DTI%													
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
0.01 - 5.00	$261,046	1	0.03	$261,046	7.250	7.250	7.250	6.841	360.00	0.00	641	95.0
5.01 - 10.00	$2,387,970	6	0.24	$397,995	4.750	6.875	5.465	5.056	357.88	2.12	702	74.2
10.01 - 15.00	$2,892,603	11	0.29	$262,964	3.750	7.625	5.218	4.808	358.64	1.36	691	71.2
15.01 - 20.00	$7,497,463	24	0.75	$312,394	4.000	7.875	5.481	5.047	358.56	1.44	695	73.8
20.01 - 25.00	$13,267,171	59	1.33	$224,867	3.875	8.625	5.613	5.168	358.65	1.35	692	78.7
25.01 - 30.00	$26,175,642	96	2.62	$272,663	3.750	8.375	5.589	5.154	358.66	1.34	701	74.4
30.01 - 35.00	$48,804,986	178	4.88	$274,185	3.750	9.000	5.633	5.187	358.75	1.25	706	77.9
35.01 - 40.00	$61,540,979	229	6.15	$268,738	3.750	8.950	5.739	5.303	358.72	1.28	695	78.9
40.01 - 45.00	$79,895,991	285	7.99	$280,337	3.540	8.625	5.637	5.181	358.86	1.14	694	78.4
45.01 - 50.00	$64,526,405	244	6.45	$264,452	3.625	8.375	5.446	5.020	358.95	1.05	696	79.2
50.01 - 55.00	$5,599,081	19	0.56	$294,688	3.875	7.500	5.459	5.049	358.62	1.38	673	69.6
> 55.00	$1,356,548	6	0.14	$226,091	3.875	7.750	5.872	5.463	358.40	1.60	664	72.0
Unknown	$685,794,155	2,793	68.58	$245,540	3.000	10.375	5.856	5.387	359.05	0.95	695	79.7
38.20	**$1,000,000,040**	**3,951**	**100.00**	**$253,100**	**3.000**	**10.375**	**5.776**	**5.316**	**358.97**	**1.03**	**695**	**79.2**